October 26, 2022

Division of Corporate Finance
Office of Technology
United States Securities and Exchange Commission
Washington, DC 20549

Attn: Joyce Sweeney, Senior Staff Accountant
Kathleen Collins, Accounting Branch Chief

RE: Skillz Inc. Form 10-K for the Year Ended December 31, 2021 filed March 1, 2022
Form 10-Q for the Quarterly Period Ended June 30, 2022 filed August 4, 2022
Form 8-K Furnished August 4, 2022
File No. 001-39243

Dear Mses. Sweeney and Collins,

Set forth below are the responses of Skillz Inc. (the “Company” or “we”) to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter to the Company dated October 12, 2022 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. Also for ease of reference, we have numbered the bullets listed under comment 6 of the Comment Letter.

Form 10-K for the Year Ended December 31, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations Our Financial Model, page 40

1.You state in your response to prior comment 1 that prior cash winnings consist of all prizes, including cash and Bonus Cash. However, your disclosures on page 41 refer to prior cash winnings that have not been withdrawn and end-user incentives (specifically Bonus Cash) separately. You also state on page 49 that Bonus Cash cannot be withdrawn by end-users. Please clarify whether Bonus Cash is included in "prior cash winnings" in the chart provided in your response. To the extent Bonus Cash is included in prior cash winnings, revise your disclosures to clarify the composition of prior winnings, avoiding the reference to "cash" winnings that have not been "withdrawn" and separately quantify the percentage of total paid entries from Bonus Cash previously returned as winnings.

Response:

The Company confirms that “prior cash winnings” as reflected in the chart provided consist of all prizes. Prizes include cash, bonus cash, physical merchandise and items sponsored by third-parties. We respectfully remind the Staff that the amount paid in prizes sponsored by third-parties, including physical merchandise, is currently immaterial.

The Company confirms that, in future filings, we will revise our disclosures to refer to “prior winnings” rather than “prior cash winnings.”

As we mentioned in our letter dated September 1, 2022, we do not actively monitor the extent to which Bonus Cash is used to enter multiple future paid competitions assuming the end user continues to win. Prizes for the six months ended June 30, 2022 consisted of approximately 11% Bonus Cash returned to winning players from their entry fees, 88% cash and 1% physical merchandise. For the year ended December 31, 2021, prizes consisted of approximately 14% Bonus Cash returned to winning players from their entry fees, 85% cash and 1% physical merchandise.

2.We note your response to prior comment 2. Please confirm that you will provide such quantification in future filings.

Response: The Company confirms that it will provide the quantification set forth in our response to prior comment 2 in future filings.

Form 10-Q for Quarterly Period Ended June 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 26F

3.We note from your response to prior comment 3 that you cannot quantify the direct impact of each engagement marketing program on revenue or revenue growth. Based on the significant decline in revenue that you are forecasting for fiscal 2022, it appears that you may have an overall expectation of the extent to which reducing total engagement marketing spend and user acquisition (UA) marketing spend is expected to impact revenue. In future filings, when disclosing your expectation that material reductions in end-user incentives, (i.e. both end-user incentives accounted for as a reduction of revenue and as sales and marketing expense) and UA marketing spend will reduce revenues, please ensure that you clearly discuss the magnitude of the expected impact on revenue, both qualitatively and quantitatively, when estimable.

Response:

The Company confirms that, in future filings, when disclosing our expectation that material reductions in end-user incentives (i.e. both end-user incentives accounted for as a reduction of revenue and as sales and marketing expense) and UA marketing spend will reduce revenues, we will clearly discuss the magnitude of the expected impact on revenue, both qualitatively and quantitatively, when estimable.

4.We note your response to prior comment 4. Please confirm you will disclose that you anticipate the reduction of Bonus Cash to be in proportion to the overall reduction of engagement marketing. Also, disclose how reductions in Bonus Cash could impact future revenue as less Bonus Cash may be available for entering into subsequent multiple paid entries, assuming an end user continues to win. Lastly, tell us whether you considered Bonus Cash being used to enter multiple paid competitions in arriving at your fiscal 2022 revenue guidance and if so, how was it considered.

Response: The Company confirms that, in future filings and as applicable, we will disclose our expectation that Bonus Cash will decline in proportion to our overall reduction of engagement marketing.

In addition, we will disclose our expectation that a reduction in Bonus Cash could adversely impact future revenue since Bonus Cash is a form of engagement marketing and can be used to enter into paid entry competitions.

In constructing our fiscal 2022 guidance, we use realized cohort revenue at each level of maturity to forecast future cohort performance. Because Bonus Cash is included in our historical actuals, it is included in our forward looking projections. However, we did not make further adjustments related to anticipated Bonus Cash because we have found historical actual cohort performance to be the most accurate forecaster of future cohort performance.

5.You state in your response to prior comment 4 that you will quantify the reductions to both engagement marketing and UA marketing spend as a percentage of revenue. In future filings, please ensure that such disclosure is accompanied by quantification of the amount of engagement marketing and UA marketing spend incurred for each period presented.

Response: The Company confirms that, when quantifying the reductions to both engagement marketing and UA marketing spend as a percentage of revenue in future filings, such disclosure will be accompanied by quantification of the amount of engagement marketing and UA marketing spend incurred for each period presented.

6.We note your response to prior comment 5. Please provide us with the following additional information:

a.Your August 3, 2022 Shareholder Letter highlights an example of users abusing the friend referral program, which implies the primary impact of this particular abuse is the company paying incentives to the duplicate account holder. Therefore, explain further how users creating duplicate accounts, as referenced in your response, impacted player matchmaking capabilities and degraded the user experience.

Response: Every new account on Skillz is assigned an initial player matching rating. This rating is used as an important factor in determining how players are matched with one another. Over time, the account’s player matching rating changes based on the performance of the user in competitions. When an existing user creates a duplicate account, the new account will have an initial player matching rating that is less likely to be indicative of the player’s actual skill level since the new player matching rating will not factor in the player’s historical play experience.

As a result, duplicate account users may, for a time, be matched against less experienced players than they would encounter based on the player matching rating assigned to their tenured account. This creates a degraded user experience for the opponents of the duplicate account as we believe that players enjoy the competitive experience most when their opponents are as close to their skill level as possible. Users with a degraded user experience are less likely to be retained than other users.

b.Describe any other violations of your terms of service identified in the second quarter that you believe had a significant impact on user retention and revenue.

Response: Although there are other types of violations, duplicate account creation represented more than 90% of all account-bans in Q2 2022. As such, we believe duplicate account creation was the most impactful violation on our retention and revenue. Although qualitative end-user feedback informs our perspective as to significance of each type of violation on end-user retention it is difficult to quantify this precisely since such a quantification requires estimating how one user’s behavior alters the gameplay and/or retention of another user.

c.Quantify the number of accounts that you shut down as a result of the discovered violation of your terms of service during the quarter ended June 30, 2022 (Q2 2022).

Response: In Q2 2022 we banned 36,588 accounts for violation of our terms of service with respect to multiple accounts.

d.Tell us the period in which the initial and duplicate accounts were created and clarify whether this issue impacted periods prior to Q2 2022.

Response: The majority of the duplicate accounts banned in Q2 2022 were created in Q2 2022. While there have always been duplicate account violations on Skillz, in Q2 we received qualitative user feedback from our VIP customer support teams that led to a deeper internal investigation. This investigation led to additional account closures. To contextualize Q2 2022 impact, we observed an increase in duplicate account entries of over 300% as compared to Q2 2021 and an increase in duplicate account entries of over 50% as compared to Q1 2022.

e.Quantify the amount of users in "mature" cohorts that comprised your Paying MAU (PMAU) in each of Q1 and Q2 2022 and clarify how you define a mature cohort.

Response: In Q1 2022, mature pMAU was 259,024 and in Q2 2022, mature pMAU was 234,111. We currently define mature cohorts as monthly cohorts over three months old. To the extent we describe mature cohorts in future filings, we will disclose our definition of a “mature cohort.”

f.Confirm that in future filings when you discuss the significant impact from cheating on the user experience and associated user retention, such disclosure will also address the significance of the impact on revenue.

Response: In any situation where we are trying to quantify the impact of one user’s behavior on another user’s gameplay or retention, it is difficult to do so precisely. However, we will, going forward, to the best of our ability, provide quantitative and qualitative descriptors of the significance whenever we address the impact of cheating on revenue from the platform.

g.Disclose the impact on PMAU and revenue as a result of disabling cash gameplay in counties with relatively high fraudulent activity.

Response: We estimate that the direct result of disabling paid entry tournaments in countries with relatively high fraudulent activity was a decrease in pMAU of approximately 10,400 and a decrease in direct revenue of approximately $385,000 per month. However, because these countries likely contributed negatively to the user experience of our player population as a whole, we anticipate that their disablement will positively impact long term revenue for the entire ecosystem.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 416-1326.

Sincerely,

/s/ Stanley Mbugua
Stanley Mbugua
Chief Accounting Officer

CC: Andrew Paradise
Steven Gavin, Winston & Strawn LLP